NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SECURITYHOLDERS

            NOTICE IS HEREBY GIVEN that an annual general and special meeting (the “Meeting”) of holders of common shares, warrants and options of Silvermex Resources Inc. (“Silvermex”) will be held at Suite 1210 – 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8, on Tuesday, June 26, 2012 at 10:00 a.m. (Vancouver time). At the Meeting holders of Silvermex common shares, warrants and options will be asked:

1.

to consider and, if thought fit, pass, with or without variation, a special resolution (the “Arrangement Resolution”) approving a plan of arrangement (the “Plan of Arrangement”) under section 288 of the Business Corporations Act (British Columbia) (the “Business Corporations Act”) which involves, among other things, the acquisition of all the outstanding shares of Silvermex (“Silvermex Shares”), including the shares issuable on exercise of outstanding stock options (“Silvermex Options”) and warrants (“Silvermex Warrants”) of Silvermex, by First Majestic Silver Corp. (“First Majestic”), all as more fully set forth in the accompanying management information circular (the “Information Circular”) of Silvermex; and

2.	to act upon such other matters, including amendments to the foregoing, as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

In addition, holders of Silvermex Shares will be asked:

1.         to receive the audited financial statements of Silvermex for its fiscal year ended December 31, 2011 and the report of the auditor thereon;

2.         to elect directors of Silvermex for the ensuing year; and

3.         to appoint an auditor of Silvermex for the ensuing year.

            Copies of the Arrangement Resolution, Plan of Arrangement, interim court order in respect of the Meeting and notice of hearing of petition for final order in respect of the Plan of Arrangement are attached as appendices to the Information Circular.

            Registered holders of Silvermex Shares, Silvermex Warrants or Silvermex Options who are unable to attend the Meeting in person and who wish to ensure their securities will be voted at the Meeting are requested to date, complete and sign the enclosed form of proxy (printed on blue paper) and deliver it in accordance with the instructions set out in the form of proxy and in this Information Circular. To be effective, proxies must be received before 10:00 a.m. (Vancouver time) on June 22, 2012 or if the Meeting is adjourned or postponed, at least 48 business hours (where “business hours” means hours on days other than a Saturday, Sunday or any other holiday in British Columbia or Ontario) before the time on the date to which the Meeting is adjourned or postponed.

            Shareholders that do not hold Silvermex Shares in their own name must follow the instructions set out in the voting instruction form (printed on blue paper) or the form of proxy provided to the beneficial shareholder by its intermediary, and in the Information Circular to ensure their Silvermex Shares will be voted at the Meeting. If Silvermex Shares are held in a brokerage account, then in almost all cases those securities will not be registered in the shareholder’s name on the records of Silvermex.

            Holders of Silvermex Shares who validly dissent from the Plan of Arrangement will be entitled to be paid the fair value of their shares, subject to strict compliance with sections 237 to 247 of the Business Corporations Act, as modified by the provisions of the interim court order, the proposed final order and the Plan of Arrangement. Failure to comply strictly with the requirements set forth in sections 237 to 247 of the Business Corporations Act, as modified, may result in the loss of any right of dissent.

            Shareholders that do not hold Silvermex Shares in their own name and who wish to dissent should be aware that only registered holders of Silvermex Shares are entitled to dissent. Accordingly, a beneficial owner of Silvermex Shares desiring to exercise this right must make arrangements for the Silvermex Shares beneficially owned by such person to be registered in his, her or its name prior to the time the written notice of dissent to the Arrangement Resolution is required to be received by Silvermex or, alternatively, make arrangements for the registered holder of the Silvermex Shares to dissent on his, her or its behalf.

DATED at Vancouver, British Columbia, on May 22, 2012.

BY ORDER OF THE BOARD OF DIRECTORS

“Duane Nelson”

Duane Nelson
Chief Executive Officer and Director